Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Intrepid Potash, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-150444) and on Form S-3ASR (333-160555) of Intrepid Potash, Inc. of our reports dated February 15, 2012, with respect to the consolidated balance sheets of Intrepid Potash, Inc. and subsidiaries as of December 31, 2011 and 2010, the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Intrepid Potash, Inc.
/s/KPMG LLP
Denver, Colorado
February 15, 2012